FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT SEPTEMBER 30, 2006 & 2007

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO SEPTEMBER 30, 2006 & 2007

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM JULY 01 TO JUNE 30, 2006 & 2007

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO SEPTEMBER 30, 2006 & 2007

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FI-01 DATA PER SHARE - CONSOLIDATED INFORMATION

FI-02 RATIOS - CONSOLIDATED INFORMATION

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT SEPTEMBER 30, 2006 & 2007

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	301,162,030	100	288,947,190	100

s02	CURRENT ASSETS	80,705,057	27	70,099,371	24
s03	CASH AND SHORT-TERM INVESTMENTS	34,534,465	11	25,871,008	9
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	31,673,214	11	30,376,932	11
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	7,911,008	3	5,588,737	2
s06	INVENTORIES	2,182,719	1	1,598,727	1
s07	OTHER CURRENT ASSETS	4,403,651	1	6,663,967	2
s08	LONG - TERM	10,163,974	3	1,472,404	1
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,591,545	1	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	6,561,654	2	1,465,159	1
s11	OTHER INVESTMENTS	10,775	0	7,245	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	163,311,499	54	170,671,118	59
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	510,036,576	169	511,933,216	177
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	357,946,283	119	350,909,863	121
s17	CONSTRUCTIONS IN PROGRESS	11,221,206	4	9,647,765	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	20,366,613	7	15,923,704	6
s19	OTHER ASSETS	26,614,887	9	30,780,593	11

s20	TOTAL LIABILITIES	175,099,326	100	167,993,074	100

s21	CURRENT LIABILITIES	49,819,671	28	47,296,488	28
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	4,051,118	2	7,016,323	4
s24	STOCK MARKET LOANS	4,250,000	2	1,797,510	1
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	2,631,804	2	2,886,606	2
s26	OTHER CURRENT LIABILITIES	38,886,749	22	35,596,049	21
s27	LONG - TERM LIABILITIES	105,409,328	60	100,928,759	60
s28	BANK LOANS	60,178,503	34	56,984,487	34
s29	STOCK MARKET LOANS	45,230,825	26	43,944,272	26
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	19,870,327	11	19,767,827	12

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	126,062,704	100	120,954,116	100

s34	MINORITY INTEREST	2,550,052	2	12,575,451	10
s35	MAJORITY INTEREST	123,512,652	98	108,378,665	90
s36	CONTRIBUTED CAPITAL	47,681,961	38	48,342,585	40
s79	CAPITAL STOCK (NOMINAL)	27,067,197	21	27,727,821	23
s39	PREMIUM ON SALES OF SHARES	20,614,764	16	20,614,764	17
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	75,830,691	60	60,036,080	50
s42	RETAINED EARNINGS AND CAPITAL RESERVE	144,176,206	114	128,049,229	106
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(68,345,515)	(54)	(68,013,149)	(56)
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	34,534,465	100	25,871,008	100
s46	CASH	2,398,374	7	2,468,697	10
s47	SHORT-TERM INVESTMENTS	32,136,091	93	23,402,311	90

s07	OTHER CURRENT ASSETS	4,403,651	100	6,663,967	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	75,905	2	516,268.000	8
s82	DISCONTINUED OPERATIONS	0	0	0.000	0
s83	OTHER	4,327,746	98	6,147,699	92

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	20,366,613	100	15,923,704	100
s48	AMORTIZED OR REDEEMED EXPENSES	5,502,445	27	5,204,130	33
s49	GOODWILL	13,341,201	66	9,469,477	59
s51	OTHERS	1,522,967	7	1,250,097	8

s19	OTHER ASSETS	26,614,887	100	30,780,593	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	16,377,136	62	21,638,481	70
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	7,129,753	27	6,484,102	21
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	3,107,998	12	2,658,010	9

s21	CURRENT LIABILITIES	49,819,671	100	47,296,488	100
s52	FOREIGN CURRENCY LIABILITIES	4,051,118	8	5,600,103	12
s53	MEXICAN PESOS LIABILITIES	45,768,553	92	41,696,385	88

s26	OTHER CURRENT LIABITIES	38,886,749	100	35,596,049	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	2,594,298	7	863,138	2
s89	INTEREST LIABILITIES	1,704,064	4	1,613,494	5
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	34,588,387	89	33,119,417	93

s27	LONG-TERM LIABILITIES	105,409,328	100	100,928,759	100
s59	FOREIGN CURRENCY LIABILITIES	87,409,328	83	90,089,229	89
s60	MEXICAN PESOS LIABILITIES	18,000,000	17	10,839,530	11

s31	DEFERRED LIABILITIES	0	0	0	0
s65	GOODWILL	0	0	0	0
s67	OTHERS	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES	19,870,327	100	19,767,827	100
s66	DEFERRED TAXES	17,242,058	87	17,279,457	87
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,628,269	13	2,488,370	13
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	27,067,197	100	27,727,821	100
s37	CAPITAL STOCK (NOMINAL)	245,267	1	254,220	1
s38	RESTATEMENT OF CAPITAL STOCK	26,821,930	99	27,473,601	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	144,176,206	100	128,049,229	100
s93	LEGAL RESERVE	15,913,484	11	15,913,484	12
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	101,716,060	71	89,867,719	70
s45	NET INCOME FOR THE YEAR	26,546,662	18	22,268,026	17

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(68,345,515)	100	(68,013,149)	100
s70	ACCUMULATED MONETARY RESULT	(14,941,905)	22	(14,941,905)	22
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(66,505,697)	97	(64,119,198)	94
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	13,037,308	(19)	10,761,621	(16)
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	64,779	0	286,333	0
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	-	0	-	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	30,885,386	22,802,883
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	117	119
s75	EMPLOYEES (*)	30,552	24,698
s76	WORKERS (*)	49,634	50,730
s77	OUTSTANDING SHARES (*)	19,621,377,670	20,337,607,170
s78	REPURCHASE OF OWN SHARER(*)	581,740,500	1,707,475,100
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
	(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO SEPTEMBER 30, 2006 & 2007 -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	142,601,061	100	139,539,773	100
r02	COST OF SALES AND SERVICES	76,637,083	54	73,422,116	53
r03	GROSS INCOME	65,963,978	46	66,117,657	47
r04	OPERATING EXPENSES	25,073,662	18	27,192,103	19
r05	OPERATING INCOME	40,890,316	29	38,925,554	28
r08	OTHER EXPENSES AND INCOMES (NET)	175,492	0	(2,263,207)	(2)
r06	COMPREHENSIVE FINANCING COST	(3,929,860)	(3)	(4,273,390)	(3)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	690,191	0	344,147	0
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	37,826,139	27	32,733,104	23
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	10,999,670	8	10,147,538	7
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	26,826,469	19	22,585,566	16
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r18	NET INCOME	26,826,469	19	22,585,566	16
r19	NET INCOME OF MINORITY INTEREST	279,807	0	317,540	0
r20	NET INCOME OF MAYORITY INTEREST	26,546,662	19	22,268,026	16

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	142,601,061	100	139,539,773	100
r21	DOMESTIC	96,294,121	68	99,118,347	71
r22	FOREIGN	46,306,940	32	40,421,426	29
r23	TRANSLATION INTO DOLLARS (***)	4,240,446	3	3,357,795	2

r08	OTHER EXPENSES AND INCOMES (NET)	175,492	100	(2,263,207)	100
r49	OTHER EXPENSES AND INCOMES (NET)	2,491,022	1,419	148,515	(7)
r34	EMPLOYEE PROFIT SHARING	2,315,530	1,319	2,411,722	(107)
r35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

r06	COMPREHENSIVE FINANCING COST	(3,929,860)	100	(4,273,390)	100
r24	INTEREST EXPENSE	6,194,976	(158)	5,769,433	(135)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	1,900,919	(48)	1,579,622	(37)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(1,186,006)	30	(1,600,924)	37
r28	RESULT FROM MONETARY POSITION	1,550,203	(39)	1,517,345	(36)

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	10,999,670	100	10,147,538	100
r32	INCOME TAX	9,815,700	89	11,610,983	114
r33	DEFERRED INCOME TAX	1,183,970	11	(1,463,445)	(14)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	142,601,061	139,539,773
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	190,492,846	186,672,038
r39	OPERATING INCOME (**)	53,684,029	71,032,180
r40	NET INCOME OF MAJORITY INTEREST (**)	34,838,513	31,800,504
r41	NET INCOME (**)	35,366,125	32,197,745
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	17,271,545	18,256,401

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM JULY 01 TO JUNE 30, 2006 & 2007 -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	48,146,248	100	47,168,380	100
rt02	COST OF SALES AND SERVICES	25,700,151	53	23,556,492	50
rt03	GROSS INCOME	22,446,097	47	23,611,888	50
rt04	OPERATING EXPENSES	8,303,286	17	11,615,251	25
rt05	OPERATING INCOME	14,142,811	29	11,996,637	25
rt08	OTHER EXPENSES AND INCOMES (NET)	(466,199)	(1)	(861,856)	(2)
rt06	COMPREHENSIVE FINANCING COST	(657,941)	(1)	(2,018,042)	(4)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	285,521	1	164,280	0
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	13,304,192	28	9,281,019	20
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,926,394	8	2,880,780	6
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	9,377,798	19	6,400,239	14
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt18	NET INCOME	9,377,798	19	6,400,239	14
rt19	NET INCOME OF MINORITY INTEREST	77,568	0	(320,756)	(1)
rt20	NET INCOME OF MAYORITY INTEREST	9,300,230	19	6,720,995	14

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	48,146,248	100	47,168,380	100
rt21	DOMESTIC	31,166,724	65	33,887,679	72
rt22	FOREIGN	16,979,524	35	13,280,701	28
rt23	TRANSLATION INTO DOLLARS (***)	1,614,467	3	1,133,293	2

rt08	OTHER REVENUES AND (EXPENSES), NET	(466,199)	100	(861,856)	100
rt49	OTHER REVENUES AND (EXPENSES), NET	263,844	(57)	(46,393)	5
rt34	EMPLOYEE PROFIT SHARING	730,043	(157)	815,463	(95)
rt35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

rt06	COMPREHENSIVE FINANCING COST	(657,941)	100	(2,018,042)	100
rt24	INTEREST EXPENSE	2,166,576	(329)	3,017,208	(150)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	782,445	(119)	596,910	(30)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(308,028)	47	(577,421)	29
rt28	RESULT FROM MONETARY POSITION	1,034,218	(157)	979,677	(49)

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,926,394	100	2,880,780	100
rt32	INCOME TAX	3,433,303	87	3,400,009	118
rt33	DEFERRED INCOME TAX	493,091	13	(519,229)	(18)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	5,742,491	6,145,974

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO SEPTEMBER 30, 2006 & 2007 -

(Thousands of Mexican Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	26,826,469	22,585,566
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	23,975,176	22,461,015
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	50,801,645	45,046,581
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(3,167,171)	(4,642,955)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	47,634,474	40,403,626
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	4,847,654	5,975,124
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(17,021,494)	(28,903,134)
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	(12,173,840)	(22,928,010)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(18,224,151)	(18,084,244)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	17,236,483	(608,628)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	17,297,982	26,479,636
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	34,534,465	25,871,008

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	23,975,176	22,461,015
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	19,049,350	20,185,874
c41	+(-) OTHER ITEMS	4,925,826	2,275,141

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(3,167,171)	(4,642,955)
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(831,201)	(3,133,106)
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	(424,023)	(1,141,771)
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	(688,487)	(3,419,678)
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,223,460)	3,051,600

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	4,847,654	5,975,124
c23	+ BANK FNANCING	17,660,260	22,367,742
c24	+ STOCK MARKET FINANCING	482,005	411,094
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(5,567,449)	(16,252,231)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	(461,109)	(344,643)
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	(7,266,053)	(206,838)

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(17,021,494)	(28,903,134)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(536,754)	(1,568,034)
c31	(-) DIVIDENDS PAID	(6,540,565)	(6,598,615)
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(9,944,175)	(20,736,485)
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	(18,224,151)	(18,084,244)
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(4,269,848)	(2,463,259)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(13,383,475)	(15,696,480)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(570,828)	75,495

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-01

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$1.78		$1.56
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$1.78		$1.56
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$6.29		$5.33
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.33		$0.32
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	2.86	times	2.76	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	10.11	times	9.42	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-02

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
p01	NET INCOME TO OPERATING REVENUES	18.81%		16.18%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	28.20%		29.34%
p03	NET INCOME TO TOTAL ASSETS ( **)	11.74%		11.14%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	21.40%		20.58%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	5.77%		6.71%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.63	times	0.64	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.16	times	1.09	times
p08	INVENTORIES ROTATION (**)	41.45	times	52.30	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	52.14	days	51.11	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	7.99%		7.08%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	58.14%		58.13%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.38	times	1.38	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	52.23%		56.96%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	64.54%		59.13%
p15	OPERATING INCOME TO INTEREST PAID	6.60	times	6.74	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.08	times	1.11	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.61	times	1.48	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.57	times	1.44	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.46	times	0.41	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	69.31%		54.69%
	STATEMENT OF CHANGES IN FINANCIAL POSITION
p21	CASH FLOW FROM NET INCOME TO OPERATING REVENUES	35.62%		32.28%
p22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO OPERATING REVENUES	-2.22%		-3.32%
p23	RESOURCES PROVIDED BY OPERATING ACTIVITIES TO INTEREST PAID	7.68	times	7.00	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	-39.82%		-26.06%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	139.82%		126.06%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	73.43%		86.79%
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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Highlights

3rd Quarter 2007

  At the end of the third quarter, the number of lines in service reached 18 million 157 thousand where TELMEX's estimated participation in the telecommunications market is as follows:

Market	Market Share*	Number of Services
Fixed, mobile and voice services of cable companies	21%	More than 85 million
Fixed voice services including the ones provided by mobile and cable companies	85%	More than 21 million

*Estimated

  Of TELMEX's lines, approximately 9.8 million (46% of the fixed services market) are in areas with competition and where cable companies have presence. The remaining 8.3 million lines (39% of fixed services market) are in communities that are not served by competition (CONAT). These customers generated revenues of approximately 5.8 billion pesos and an operating loss of 708 million pesos in the third quarter. Given the particular characteristics of this market where competition has no presence, TELMEX established a new business unit called "Dirección para Comunidades no Atendidas por la Competencia" (CONAT) that will operate and report in an independent manner with the objective of satisfying the telecommunications services needs in these communities.

  TELMEX continues to offer computers with financing for up to 3 years, offering choices starting at monthly payments of 183 pesos (211 pesos VAT included), so that, customers can choose the computer that best fits their needs. Additionally, customers who sign up for our Internet service receive a 20% discount on their computer payments. These efforts contribute to growth in broadband services, recognizing that low computer penetration in the country is one of the main obstacles for growth in that market since 4 out of 5 homes do not have a computer. Throughout the year, we have sold more than 240 thousand computers.

  In Mexico during the third quarter, 296 thousand broadband Infinitum (ADSL) accounts were added, bringing the total to approximately 2.7 million services. Of the total of 3.1 million Internet users, 85% are broadband Infinitum users. Currently, close to 13% of homes have access to broadband services and in TELMEX's case, Infinitum services increased 68.2%. Mexico has one of the highest growth rates in this type of service among all countries that are members of the OECD. (OECD Communications Outlook 2007)

  In the third quarter, TELMEX launched the Todo México sin límites (All Mexico without limits) package that includes fixed line rent, broadband Infinitum service, unlimited local calls and domestic long distance minutes, as well as digital services for 869 pesos (999 pesos per month 15% VAT included).

  Mexico has 397 Local Service Areas (LSA) each one with an average surface of 5 thousand square kilometers where more than 260 thousand inhabitants are served. That compares favorably with LSA figures in other countries.

Country	Mexico	USA	Canada	Spain	Brazil	Argentina	Colombia
Number of LSA	397	25,000	3,010	508	5,360	2,904	1,048
Thousand inhabitants/ LSA	262.3	12.0	10.8	86.9	34.8	13.4	44.6

  Those favorable comparisons notwithstanding, we have established a program to offer a DLD price per minute of 0.50 pesos (0.575 pesos VAT included) in 174 adjacent cities. That reduces domestic the long distance cost for the inhabitants in those cities approximately 58%.

  The October 3, 2006 "Acuerdo de Convergencia" (Convergence Agreement), establishes the bases for the convergence of networks and related requirements. As part of achieving interconnection and interoperability of networks, TELMEX has signed 16 interconnection agreements to date with different cable companies. TELMEX has carried out investments and modifications in its telecommunications network in a timely manner to meet these requirements. The objectives established by the Federal Government regarding Competition, Convergence and Coverage are desirable for the rapid development of telecommunications and will surely increase investments and penetration of telecommunications services, thereby increasing the offering and improving prices for consumers in Mexico. The achievement of these objectives will reduce the significant lag in offering integrated services (convergence), coverage and penetration of data and video in Mexico.

  In Brazil, the major revenue generators continue to grow. At Embratel, local service access increased 31.5% compared with the third quarter of 2006 and line equivalents of 64 Kbps increased 29.9%.

  In the third quarter, consolidated revenues rose to 48.1 billion pesos, 2.1% higher than the same period of the previous year. Revenues from the operations in Mexico totaled 33.3 billion pesos, an increase of 0.7% compared with last year's third quarter. In Brazil, revenues totaled 13.0 billion pesos (2.2 billion reais) in the quarter, 5.8% higher than the same quarter of 2006. In the other Latin American operations total revenues were the equivalent of 1.8 billion pesos.

  Consolidated EBITDA (1) totaled 20.5 billion pesos, an increase of 11.0% compared with the third quarter of last year. The operations in Mexico represent 16.8 billion pesos or 81.8% of total EBITDA and Brazil had EBITDA equivalent to 3.4 billion pesos (575 million reais) or 16.6% of total EBITDA.

  Consolidated operating income totaled 14.1 billion pesos, an increase of 17.9 % compared with the third quarter of 2006.

  Majority net income in the quarter totaled 9.3 billion pesos. In the third quarter, earnings per share were 47 Mexican cents, an increase of 42.4% compared with the same period of last year, and earnings per ADR were 87 US cents, an increase of 61.1%, compared with the third quarter of 2006.

  In the quarter, consolidated net debt (3) decreased the equivalent of 375 million dollars to a total of 7.172 billion dollars.

  Consolidated capital expenditures (Capex) were equivalent to 1.204 billion dollars for the nine months. Share repurchases totaled 2.653 billion pesos during the third quarter.

Consolidated Income Statements

Revenues: In the third quarter, consolidated revenues increased 2.1% compared with the same period of the previous year, reaching 48.146 billion pesos. Major contributors were increases of 8.7% in Internet revenues, 6.2% in corporate networks, 16.3% in interconnection revenues, related to domestic and international calling party pays service, and 34.0% in other revenues, comprised primarily of Tiendas TELMEX (TELMEX stores) and Yellow Pages. For the period, local service revenues and international long distance revenues decreased 7.8% and 6.3%, respectively.

Costs and expenses: In the third quarter, costs and expenses decreased 3.3% compared with the same period of 2006, totaling 34.003 billion pesos. The previous year's period included a non-recurring charge equivalent to 3.1 billion pesos (515 million reais) related to the ICMS tax (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços) in Brazil. Other significant cost factors in the third-quarter comparison were the increase in interconnection expenses in Mexico from domestic and international calling party pays, higher costs related to computer sales and the integration of cable TV companies in Colombia. These effects were partially offset by initiatives to control costs and optimize resource use. If the non-recurring charge in 2006 were eliminated, costs and expenses would have increased 5.9%.

EBITDA (1) and operating income: Consolidated EBITDA (1) totaled 20.483 billion pesos in the third quarter, an increase of 11.0% compared with the same period of 2006. The EBITDA margin was 42.5%. Consolidated operating income totaled 14.143 billion pesos, 17.9% higher than the third quarter of 2006, producing a margin of 29.4%.

Other revenues and expenses: Other revenues of 264 million pesos were primarily related to the market value of the company's financial investments.

Comprehensive financing result: Comprehensive financing cost produced a charge of 658 million pesos in the quarter. This resulted from: i) net interest charge of 1.384 billion pesos, 42.8% lower than the same period of 2006, due to recognition of the market value of interest rate swaps, offset by the increase in the level of indebtedness ii) a net exchange loss of 308 million pesos from the third-quarter exchange rate devaluation of 0.1277 pesos per dollar, offset by the 6.140 billion dollars in dollar-peso hedges (weighted average exchange rate: 10.9844 pesos per dollar) and 1.111 billion dollars in dollar-reais hedges (weighted average exchange rate: 2.0144 reais per dollar), and iii) a gain of 1.034 billion pesos in the monetary position.

Majority net income: Majority net income in the third quarter totaled 9.3 billion pesos, 38.4% higher than the same period of the previous year. Earnings per share were 47 Mexican cents, an increase of 42.4% compared with the same period of the previous year, and earnings per ADR were 87 US cents, an increase of 61.1% compared with the same period of 2006.

Investments: For the nine months, consolidated capital expenditures (capex) was the equivalent of 1.204 billion dollars, of which 77.2% was used for growth projects in the voice, data and transport infrastructure, 21.5% for operational support projects and operating needs, and 1.3% for social telephony.

Debt: Gross total debt at September 30 was the equivalent of 10.413 billion dollars, of which 7.3% is short-term and 92.7% is long-term. Additionally, 79.0% is in foreign currency and 44.7% of the total debt has fixed interest rate that converts to 58.1% if 14.160 billion pesos of interest rate swaps at an average interest rate of 8.563% are included. Consolidated net debt (3) decreased in the quarter the equivalent of approximately 375 million dollars, totaling 7.172 billion dollars.

Repurchase of shares: For the nine months, the company used 10.481 billion pesos to repurchase its own shares. Of that total, 2.653 billion pesos were applied during the third quarter to repurchase 139,517,900 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Mexico Operating Results

At September 30, customers have signed up for more than 3 million telecommunications service packages, 20.8% higher than the same period of 2006. In addition to providing benefits for our customers, these packages generate a continuous revenue flow for TELMEX, which exceeded the year-earlier total by 41.8%.

Lines in service and local traffic

At the end of the third quarter, there were 18.2 million lines in service, 45 thousand fewer than a year earlier. The decrease was mainly due to more competition in the most attractive segments of the market and the increase in broadband services that in some cases represent a substitution for traditional lines.

During the third quarter, local traffic decreased 6.1% compared with the same period in 2006, with a total of 6.324 billion local calls. Local traffic volume is still affected by competition from local and mobile telephony and by the migration of our switched traffic to corporate networks, a trend that strengthens the data business although it adversely affects local traffic. Also affecting local traffic results is the migration of dial-up Internet services to Infinitum broadband services (ADSL).

At September 30, customers used approximately 1.3 million local service packages that generate a fixed revenue flow. These packages reflected an increase of 66.1% compared with the previous year.

Long distance

Domestic long distance (DLD) traffic decreased 0.9% compared with the third quarter of 2006, totaling 4.632 billion minutes, mainly due to the decrease in termination traffic with long distance operators to the DLD packages as well as to the integration of domestic calling party pays service in November 2006, which registered 634 million minutes in the quarter.

In the quarter, outgoing international long distance (ILD) traffic increased 4.3% compared with last year's third quarter, totaling 499 million minutes. Incoming international long distance traffic, including international calling party pays traffic, increased 5.3% compared with the same period of the previous year, totaling 1.893 billion minutes. The incoming-outgoing ratio was 3.8x.

At September 30, there were 1.5 million packages generating fixed revenues for the long distance business, a decrease of 2.3% compared with 2006.

Interconnection

In the third quarter, interconnection traffic increased 15.7% compared with the third quarter of the previous year, totaling 11.678 billion minutes. Calling party pays traffic increased 60.6% as a result of incorporating traffic from domestic and international calling party pays. If this effect were eliminated, local calling party pays traffic would have increased 5.5%, reflecting mobile telephony growth.

Internet and corporate networks

In Mexico during the third quarter, 296 thousand broadband Infinitum (ADSL) accounts were added, bringing the total to approximately 2.7 million services. Of the total of 3.1 million Internet users, 85% are broadband Infinitum users. Currently, close to 13% of homes have access to broadband services and in TELMEX's case, Infinitum services increased 68.2%. Mexico has one of the highest growth rates in this type of service among all countries that are members of the OECD. (OECD Communications Outlook 2007).

In the third quarter, TELMEX launched the Todo México sin límites (All Mexico without limits) package that includes fixed line rent, broadband Infinitum service, unlimited local calls and domestic long distance minutes, as well as digital services for 869 pesos (999 pesos per month VAT included).

In the corporate market, billed line equivalents for data transmission increased 17.2% compared with last year's third quarter, bringing the total to 2.6 million line equivalents of 64 Kbps.

Mexico Financial Results

Revenues: In the third quarter, revenues from the operations in Mexico totaled 33.295 billion pesos, an increase of 0.7% compared with the same period of the previous year. Revenues from interconnection services increased 27.5% due to domestic and international calling party pays services. Other revenues increased 21.9% mainly due to higher sales in Tiendas TELMEX (TELMEX Stores) and to the Yellow Pages business. The increase in revenues partially offset the reduction in real terms of local, long distance, corporate networks and Internet prices.

  Local: Local revenues totaled 13.464 billion pesos in the third quarter, a decrease of 6.8% compared with the third quarter of 2006, due to the reduction in real terms of 4.4% of the average revenue per local billed call, to the decrease of public telephony traffic due to competition from both mobile telephony and other public telephony operators, and to the migration of dial-up Internet access to broadband services.

  DLD: DLD revenues totaled 4.362 billion pesos in the third quarter, 5.7% lower than the third quarter of 2006. The average revenue per minute was 6.3% lower in real terms and traffic decreased 0.9%, affected among other things by the decrease in termination traffic with other long distance operators.

  ILD: In the third quarter, ILD revenues totaled 2.321 billion pesos, a decrease of 10.0% compared with the third quarter of 2006. Revenues from outgoing traffic declined 13.0% to 1.447 billion pesos compared with the third quarter of 2006 due to the 13.9% decrease in the average revenue per minute in real terms. Incoming international long distance revenues totaled 874 million pesos, a decrease of 4.6% compared with the third quarter of 2006.

  Interconnection: In the third quarter, interconnection revenues increased 27.5% to 5.674 billion pesos compared with the same period of 2006, mainly due to the introduction of domestic and international calling party pays. If this effect were eliminated, interconnection revenues would have decreased 7.7%, because of the 10% reduction of the local calling party pays rate.

  Corporate networks: In the third quarter, revenues from services related to data transmission through private and managed networks totaled 2.772 billion pesos, 2.2% higher than same period of the previous year. The increase in the number of services was offset by the price reduction of these services.

  Internet: Revenues from services related to the Internet platform in the third quarter totaled 2.671 billion pesos, 3.5% higher than last year's third quarter. In spite of growth in broadband services, there was no gain in revenues in real terms because of the price reduction that took effect in April 2007.

Costs and expenses: In the third quarter, total costs and expenses were 21.013 billion pesos, an increase of 4.3% compared with the third quarter of 2006. This increase was mainly due to higher interconnection costs (domestic and international calling party pays) and higher costs of telephone handsets and equipment for customers. If costs from domestic and international calling party pays were eliminated, costs and expenses would have decreased 2.3% compared with last year's third quarter as a result of cost control initiatives and lower depreciation and amortization charges.

  Cost of sales and services: In the third quarter, cost of sales and services decreased 0.7% compared with the same period of 2006, totaling 7.564 billion pesos, due to higher computer and telecommunications equipment costs related to higher sales, offset by the initiatives that were carried out to optimize resource use.

  Commercial, administrative and general: Commercial, administrative and general expenses were at a similar level of the same period of the previous year to 4.904 billion pesos due to lower advertising and prepaid cards expenses.

  Transport and interconnection: In the third quarter, transport and interconnection costs totaled 4.063 billion pesos, an increase of 29.7% compared with the same period of 2006 as a result of the new domestic and international calling party pays service, which generated costs of 1.343 billion pesos in the quarter.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 0.9% to 4.482 billion pesos compared with the same period of 2006, due to less impact from restatement of the value of fixed assets.

EBITDA (1) and operating income: EBITDA (1) totaled 16.764 billion pesos in the third quarter, a decrease of 3.9% compared with the same period of last year. The EBITDA margin was 50.3%. Operating income totaled 12.282 billion pesos in the third quarter and the operating margin was 36.9%.

International Operations Results

The following financial information is presented in the local currency of each country, according to that country's generally accepted accounting principles, before eliminating inter-company operations among companies of the TELMEX Group.

Brazil

Embratel's efforts have been focused on consolidating its position in the corporate data business and on increasing the local service offering in the mass market. These efforts increased line equivalents 29.9% and lines in service 31.5% compared with the third quarter of last year. Additionally, at September 30 the company provided Net Fone (triple play services) through Net Serviços to 469 thousand customers.

Revenues: In the third quarter, revenues totaled 2.2 billion reais, 5.8% higher than the same quarter of the previous year. Higher revenues were mainly due to the 37.1% increase in local service revenues that offset the 1.5% decrease in domestic long distance revenues.

  Local: In the third quarter, local revenues reached 333 million reais, 37.1% higher than the same period of 2006 due to the 31.5% increase in local service users.

  Domestic long distance: Domestic long distance revenues totaled 1.030 billion reais, 1.5% lower than the third quarter of 2006 due to the 3.6% decrease in traffic, partially offset by a 2.2% increase in the average revenue per long distance minute.

  International long distance: In the quarter, international long distance revenues totaled 128 million reais, 1.7% higher than the same period of 2006, because the average revenue per long distance minute decreased 2.7%, partially offset by the 4.5% increase in traffic.

Corporate networks and Internet: The combined effect of the higher number of services and the rate adjustments generated revenues by the data and Internet access of 567 million reais, 0.8% lower than the same period of 2006.

Costs and expenses: Costs and expenses were 1.892 billion reais in the quarter, a decrease of 20.6% from the 2006 period, which included a non-recurring charge of 515 million reais related to the ICMS tax (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços). If this effect were eliminated, costs and expenses would have been similar to the same period of 2006 mainly due to higher personnel expenses and higher costs of telephone handsets related to growth in local services, offset by the rationalization of resource use.

EBITDA (1) and operating income: EBITDA (1) totaled 575 million reais in the third quarter compared with a loss of 40 million reais in the same period of 2006, producing a margin of 26.4%. Operating income totaled 294 million reais in the quarter, producing a margin of 13.5%.

Colombia

In Colombia, efforts in the voice and data businesses have been focused on consolidating the corporate and SME segments. Those initiatives are reflected in the increase of 67.1% in line equivalents compared with last year's third quarter. In the cable TV business, we are in the process of integrating the operations of the recently acquired companies. Through these companies' integrated network, we currently cover more than 2.5 million homes.

In Colombia, revenues totaled 127.674 billion Colombian pesos in the third quarter, 185.2% higher than the same period of 2006. Higher revenues were mainly due to expanding relationships with several corporate customers and the integration of the cable TV companies, which contributed 81.614 billion Colombian pesos to third-quarter results.

Costs and expenses increased 292%, totaling 135.400 billion Colombian pesos, mainly due to the incorporation of the cable companies, which accounted for 96.484 billion Colombian pesos, and to higher personnel expenses to serve the small and medium-sized market. In the quarter there was an operating loss of 7.726 billion Colombian pesos compared with operating income of 10.228 billion Colombian pesos in the year-ago third quarter, mainly due to higher depreciation charges related to the update of cable infrastructure. In the third quarter, EBITDA (1) totaled 20.793 billion Colombian pesos with a margin of 16.3%, compared with EBITDA (1) of 18.636 billion Colombian pesos in the same period of the previous year.

Argentina

In the quarter, revenues from the operations in Argentina totaled 102.1 million Argentinean pesos, an increase of 15.0% compared with the same period of the previous year, due to increases in revenues in the corporate and Internet businesses and local services of 28.6% and 56.0%, respectively, partially offset by the decrease in interconnection revenues with other operators.

Operating costs and expenses totaled 99.8 million Argentinean pesos in the quarter, an increase of 11.6% due to higher commissions and network maintenance costs related to growth in local services.

In the quarter, EBITDA (1) totaled 20.2 million Argentinean pesos, an increase of 57.8% compared with the same period of 2006 with a margin of 19.8%. Operating income rose to 2.4 million Argentinean pesos in the quarter compared with a loss of 0.6 million Argentinean pesos in the same period of the previous year.

Chile

Revenues from the operations in Chile reached 18.645 billion Chilean pesos, 11.9% more than the third quarter of 2006. Revenues from the corporate networks and Internet access businesses rose 8.1%, while local services revenues increased 40.2%. Long distance revenues decreased 9.9% as this market declined because of migration to mobile services and private networks.

In the third quarter, costs and expenses totaled 19.417 billion Chilean pesos, an increase of 11.0% compared with the same period of the previous year. Costs of sales and services increased 23.9% due to higher network maintenance costs related to growth in local services. Commercial, administrative and general expenses increased 10.3% due to higher personnel and advertising expenses for the launch of the new multi-service packages over the WiMax platform. In the quarter, there was an operating loss of 772 million Chilean pesos compared with an operating loss of 823 million Chilean pesos in the same period of the previous year. EBITDA (1) totaled 2.431 billion Chilean pesos, producing a margin 13.0%.

Peru

In the third quarter, revenues totaled 66.0 million New Soles, 23.8% higher than the same period of the previous year. The data business, which represents 36.1% of total revenues, increased 36.0%. In the quarter, voice business revenues decreased 2.4% compared with the same period of 2006 since the 13.6% increase in local revenues was offset by the decrease in interconnection revenues with other operators.

In the third quarter, costs and expenses increased 32.8%, reflecting increases of 12.3% in transport and interconnection costs and 57.7% in commercial, administrative and general expenses due to the integration of the cable TV companies. EBITDA (1) totaled 14.2 million New Soles, 9.0% lower the same period of 2006, with a margin of 21.5%.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the third quarter of 2007 and 2006.

Mexico Local Service Business
Statements of income
[ In millions of Mexican pesos with purchasing power at September, 2007 ]
					%					%
		3Q2007		3Q2006	Inc.		9 months 07		9 months 06	Inc.
Revenues
Access, rent and measured service	Ps.	13,221	Ps.	14,416	(8.3)	Ps.	40,022	Ps.	43,069	(7.1)
LADA interconnection		978		1,195	(18.2)		2,949		3,487	(15.4)
Interconnection with operators		392		412	(4.9)		1,193		1,175	1.5
Interconnection with cellular		3,678		4,016	(8.4)		10,907		11,588	(5.9)
Other		2,945		2,431	21.1		9,663		7,805	23.8
Total		21,214		22,470	(5.6)		64,734		67,124	(3.6)

Costs and expenses
Cost of sales and services		5,738		5,514	4.1		16,648		16,511	0.8
Commercial, administrative and general		4,724		4,489	5.2		13,075		13,290	(1.6)
Interconnection		2,524		2,958	(14.7)		7,797		8,718	(10.6)
Depreciation and amortization		2,908		2,953	(1.5)		8,832		9,503	(7.1)
Total		15,894		15,914	(0.1)		46,352		48,022	(3.5)

Operating income	Ps.	5,320	Ps.	6,556	(18.9)	Ps.	18,382	Ps.	19,102	(3.8)

EBITDA (1)	Ps.	8,228	Ps.	9,509	(13.5)	Ps.	27,214	Ps.	28,605	(4.9)

EBITDA margin (%)		38.8		42.3	(3.5)		42.0		42.6	(0.6)
Operating margin (%)		25.1		29.2	(4.1)		28.4		28.5	(0.1)

Mexico Long Distance Service Business
Statements of income
[ In millions of Mexican pesos with purchasing power at September, 2007 ]
					%					%
		3Q2007		3Q2006	Inc.		9 months 07		9 months 06	Inc.
Revenues
Domestic long distance	Ps.	5,105	Ps.	4,420	15.5	Ps.	15,322	Ps.	13,012	17.8
International long distance		2,547		2,252	13.1		8,068		6,839	18.0
Total		7,652		6,672	14.7		23,390		19,851	17.8

Costs and expenses
Cost of sales and services		1,178		1,274	(7.5)		3,914		4,108	(4.7)
Commercial, administrative and general		1,567		1,429	9.7		4,418		4,229	4.5
Interconnection to the local network		2,101		1,053	99.5		6,587		3,064	115.0
Depreciation and amortization		561		603	(7.0)		1,705		1,894	(10.0)
Total		5,407		4,359	24.0		16,624		13,295	25.0

Operating income	Ps.	2,245	Ps.	2,313	(2.9)	Ps.	6,766	Ps.	6,556	3.2

EBITDA (1)	Ps.	2,806	Ps.	2,916	(3.8)	Ps.	8,471	Ps.	8,450	0.2

EBITDA margin (%)		36.7		43.7	(7.0)		36.2		42.6	(6.4)
Operating margin (%)		29.3		34.7	(5.4)		28.9		33.0	(4.1)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

S 87 OTHERS

In this item there are included the inventories for telephone plant operation that at September 30, 2007 and 2006 rose $3,107,998 and $2,658,010, respectively which are valued by the average cost method and are updated based on the specific index method, without exceeding their market value.

S 84 INTANGIBLE ASSETS FOR LABOR OBLIGATIONS

In this item it is included the projected net asset accordingly with Bulletin D-3 Labor Obligations issued by the Mexican Institute of Public Accountants.

PROJECTED NET ASSETS (D-3)

At September 30, 2007 and 2006, the market value of the established pensions and seniority premium fund was greater than the accumulated benefit obligation (ABO) in Mexico, and pursuant to Bulletin D-3, it is not recognized neither any additional liability nor the related intangible asset and effect of labor obligation on stockholders' equity. As a result of the foregoing, the balance sheet presents a projected net asset.

S 23 AND S 28 BANK LOANS

In this item, there are included the banks' credits related to purchase programs to suppliers that have been traditionally reported in the suppliers' credits item of the Balance Sheet because long-term opening to suppliers does not exist in EMISNET.

On October 20, 2005, TELMEX entered into an agreement to restructure the syndicated loan contracted on July 15, 2004 for 2.425 billion dollars to improve the credit conditions and increase the total amount to 2.5 billion dollars in two tranches, the first one for 1.5 billion dollars and has a four-year maturity and the second one for 1 billion dollars and has a six-year maturity. No penalties were assessed for the restructuring of the syndicated loan.

On August 11, 2006 the loan was restructured again in order to improve the credit terms and increasing the total loan amount to 3 billion dollars divided in three tranches, the first one for 1.3 billion dollars with a three-year maturity, the second one for 1 billion dollars with a five-year maturity years and the third one for 700 million dollars with a seven- year maturity.

On June 30, 2006 Telmex entered into a syndicated loan agreement in the amount for 500 million dollars divided into two tranches of 250 million dollars each, with a four-year and six-year maturity, respectively.

S 24 AND S 29 STOCK MARKET LOANS

On November 19, 2003, TELMEX issued a bond for U.S.$ 1.0 billion due 2008, with an annual interest of 4.5%. Interest will be paid semiannually.

On January 27, 2005, TELMEX placed senior notes in aggregate principal amount of U.S.$1.3 billion in two issuances of U.S.$650 million each, the first one maturing in 2010 and bearing interest at 4.75% annual and the second one maturing in 2015 and bearing interest at 5.50% annual. Interest will be paid semiannually. On February 22, 2005, there was a reopening of this transaction and the amounts of such issuances increased to U.S. $950 million and U.S. $800 million, respectively.

On January 26, 2006, TELMEX placed abroad a senior note in the amount of Ps. 4.5 billion, maturing in 2016 and bearing interest at 8.75% annual. Interest will be paid semiannually.

On april 23, 2007, Telmex placed domestic senior notes "Certificados Bursátiles" for Ps. 9.5 billion in two tranches, the first one for Ps. 5.0 billion due in 30 years at a fixed interest rate of 8.36% annual and the second one for Ps. 4.5 billion due in 5 years at a rate of "TIIE" Interbank rate less 10 basis points.

In the second half of year 2006, the Company entered into cross currency swaps to hedge the exchange rate and interest rate risks related to the issuance of bonds with maturity in 2010 and 2015 for a total of 1.750 billion dollars, with interest rate of 4.75% and 5.5%, respectively, and the 500 million dollars syndicated loan divided in two tranches with maturity in 2010 and 2012 (with interest rates of three-month Libor plus 20 basis points and three-month Libor plus 25 basis points, respectively). These hedges fixed the exchange rate of 10.9275 Mexican pesos per US dollar for the entire life of the bonds and the exchange rate of 10.8458 Mexican pesos per US dollar for the entire life of the syndicated loan. It also allowed Telmex to set a fixed rate of 7.52% and 8.57% for the bonds, respectively, and an interest rate of 28-day "TIIE" interbank rate plus 4 basis points for the syndicated loan.

In June and July, 2007 the Company entered into a cross currency swaps agreements to hedge the exchange rate and interest rate risks related to the syndicated loan with maturity in 2009 for a total amount of 300 million dollars (with interest rate of three-month Libor plus 20 basis points). These hedges allowed to set the exchange rate of 10.7494 mexican pesos per US dollar and an interest rate of 28-day "TIIE" Interbank rate less 10 basis points.

S 29 STOCK MARKET LOANS (LONG-TERM)

At September 30, 2007 and 2006, this item rose to $ 45,230,825 and $ 43,944,272, respectively and is comprised by the following:
	2007	2006
Domestic Senior Notes	Ps 10,700,000	Ps. 5,937,230
Bonds	30,030,825	33,104,742
Global peso Senior Notes	Ps 4,500,000	4,902,300

S 32 OTHER LIABILITIES

At September 30, 2007 and 2006, this item rose to Ps 2,402,082 and Ps. 2,221,407, respectively, that corresponds to Embratel's labor obligations, as well as the actuarial obligations for labor termination in Mexico in the amount of Ps. 226,187 and 266,963, based on the requirements of Bulletin D-3.

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

In April 27, 2007 the Ordinary Shareholders Meeting approved to increase in Ps. 15 billion (face value), the amount authorized to repurchase its own shares, bringing the total maximum amount to be used for this purpose to Ps. $ 23,046,597 (face value).

From January through September 2007, the Company acquired 580.0 million Series "L" shares for Ps 10,448,289 (historical cost of Ps. 10,319,875) and 1.8 million Series A shares for Ps. 32,531 (historical cost of Ps. 32,116).

From January through September 2006, the Company acquired 1.704 billion Series L shares for Ps. 22,258,269 (historical cost of Ps. 21,134,745) and 3.5 million Series A shares for Ps. 46,249 (historical cost of Ps. 43,828).

The Company's repurchased shares are applied to unappropiated retained earnings in the amount of the corresponding shares purchased exceeding the capital stock.

S 58 OTHER CURRENT LIABILITIES

At September 30, 2007 and 2006, this item rose to Ps. 34,588,387 and Ps. 33,119,417 respectively and is comprised by the following concepts:
	2007	2006
Accounts payable	Ps. 22,021,101	Ps 19,623,539
Other accrued liabilities	9,000,201	10,073,378
Deferred credits	3,567,085	3,422,500

NOTES TO CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

C 39 OTHER ITEMS

Includes inventories for operation of the telephone plant, marketable securities and instruments available for sale, deferred assets, as well as decreases of fixed assets.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate-cost by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), fact that affects the actual turnover.

RECLASIFICATIONS

Some of the figures of the 2006 financial statements have been reclassified to conform the presentation with the same used in the year 2007.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %
Consertel, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	89,034,600	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	6,360,624,600	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	279,634,377	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50,000	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	662,482	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100.00
Servicios Administrativos Tecmarketing, S.A. de C.V.	Software development, sales & management	60,687,728	100.00
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Telcoser, S.A. de C.V.	Investments in all types of businesses	17,230,931	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunication services	110,000,000	100.00
Telmex International, Inc.	Telecommunication services	1,000	100.00
Teninver, S.A. de C.V.	Investments in all types of businesses	5,296,722	100.00
Uninet, S.A. de C.V.	Data transmission services	67,559,615	100.00
Arrendadora de Servicios de Telecomunicaciones S.A.	Leasing	14,735,200	100.00
Boga Comunicaciones, S. A.	Cable TV operator	19,824,805	100.00
Creo Sistemas S.A.C.	Software development, sales & management	193,084	100.00
Ecuador Telecom, S. A.	Telecommunication services	1,000,000	100.00
Embratel Participações, S.A.	Telecommunication services	968,451,217,889	97.95
Metrored Holdings S. R. L.	Telecommunication services	520,589,383	100.00
Superview Telecomunicaciones, S.A.	Cable TV operator	57,447,495	99.15
Telmex Chile Holding S.A.	Telecommunication services	166,344,389,324	100.00
Telmex Colombia S. A.	Telecommunication services	219,640,325	100.00
Telmex Perú S. A.	Telecommunication services	4,187,416	100.00
TV Cable del Pacífico, S.A.E.S.P.	Cable TV operator	614,126	100.00
TV Cable, S. A.	Cable TV operator	2,361,500,432	100.00

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
Net Serviços de Comunicação, S.A.	Cable TV operator	117,755,397	34.37	5,488,548	5,740,572
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45.00	510,138	479,328
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	107,518
2Wire, Inc.	Broadband Services	8,619,242	13.00	648,400	94,294
TM and MS, LLC	Internet portal (T1MSN)	1	50.00	29,621	79,369
Eidon Software, S.A. de C.V.	Software development	35,567,911	22.74	35,568	60,573
TOTAL INVESTMENT IN ASSOCIATES				6,792,295	6,561,654
OTHER PERMANENT INVESTMENTS					10,775
T O T A L				6,792,295	6,572,429

NOTES:

The 34.37% corresponds to the Telmex's indirect interest in Net Serviços de Comunicação S.A. (Net); the direct and indirect interest of Embratel Participações S.A. in Net at September 30, 2007 is 35.15%.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
BCO SANTANDER CH NY (1)	Y	05/04/2002	22/12/2009	5.33	0	0	0	0	0	0	15,428	3,523	4,017	1,486	0	0
EXPORT DEVELOPMENT C. (1)	Y	11/05/2001	22/04/2009	5.68	0	0	0	0	0	0	16,682	13,119	14,494	0	0	0
EXPORT DEVELOPMENT C. (1)	Y	16/03/2006	22/07/2011	5.43	0	0	0	0	0	0	0	33,853	33,852	33,853	33,853	0
JAPAN BANK INT. COOP. (1)	Y	27/03/2003	10/10/2011	6.01	0	0	0	0	0	0	468,022	468,022	936,044	936,044	936,045	467,892
MIZUHO CORPORATE BANK LTD (1)	Y	15/01/2007	15/01/2016	5.48	0	0	0	0	0	0	0	364,017	364,017	364,017	364,017	1,638,013
NATIXIS (3)	Y	28/02/1986	31/03/2022	2.00	0	0	0	0	0	0	3,005	19,999	23,004	23,004	23,004	154,694
VARIAS INSTITUCIONES (1) Y (7)	Y	30/05/1996	30/11/2013	6.78	0	0	0	0	0	0	152,013	668,155	2,105,744	1,981,013	1,830,256	901,869
VARIAS INSTITUCIONES (3)	Y	01/08/1996	01/07/2027	7.33	0	0	0	0	0	0	1,295,592	486,006	3,031,066	879,086	844,694	1,057,651
SECURED DEBT
COMMERCIAL BANK
BANAMEX, S.A. (3)	N/A	20/02/2007	22/02/2010	7.36	0	0	0	1,500,000	0	0	0	0	0	0	0	0
BBVA BANCOMER (4)	N/A	26/02/2007	26/02/2010	7.63	0	0	0	1,300,000	0	0	0	0	0	0	0	0
BBVA BANCOMER (2)	N	30/06/2006	30/06/2010	5.43	0	0	0	0	0	0	0	0	0	2,730,075	0	0
BBVA BANCOMER (2)	N	30/06/2006	30/06/2012	5.48	0	0	0	0	0	0	0	0	0	0	0	2,730,075
CITIBANK, N.A. (2)	Y	11/08/2006	20/10/2009	5.43	0	0	0	0	0	0	0	0	0	14,196,390	0	0
CITIBANK, N.A. (2)	Y	11/08/2006	20/10/2011	5.48	0	0	0	0	0	0	0	0	0	0	0	10,920,300
CITIBANK, N.A. (2)	Y	11/08/2006	11/08/2013	5.55	0	0	0	0	0	0	0	0	0	0	0	7,644,210
CISCO SYSTEMS (3)	Y	25/04/2007	22/04/2012	4.50	0	0	0	0	0	0	21,841	21,841	43,681	43,681	43,681	43,681
OTHER
TOTAL BANKS					0	0	0	2,800,000	0	0	1,972,583	2,078,535	6,555,919	21,188,649	4,075,550	25,558,385

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TELMEX 01, 02-3-4(3)	N/A	26/10/2001	31/05/2012	11.05	1,000,000	0	400,000	0	0	300,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 01-2 (6)	N/A	26/10/2001	26/10/2007	8.49	3,250,000	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 06 (5)	N/A	21/09/2006	15/09/2011	7.75	0	0	0	0	500,000	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 07 (3)	N/A	23/04/2007	16/03/2037	8.36	0	0	0	0	0	5,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 07-2 (4)	N/A	23/04/2007	16/04/2012	7.58	0	0	0	0	0	4,500,000	0	0	0	0	0	0
4 1/2 SENIOR NOTES (3)	Y	19/11/2003	19/11/2008	4.50	0	0	0	0	0	0	0	0	10,920,300	0	0	0
5 1/2 SENIOR NOTES (3)	Y	27/01/2005	27/01/2015	5.50	0	0	0	0	0	0	0	0	0	0	0	8,736,240
4 3/4 SENIOR NOTES (3)	Y	27/01/2005	27/01/2010	4.75	0	0	0	0	0	0	0	0	0	10,374,285	0	0
8 3/4 SENIOR NOTES PESOS (3)	N/A	31/01/2006	31/01/2016	8.75	0	0	0	0	0	4,500,000	0	0	0	0	0	0
SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					4,250,000	0	400,000	0	500,000	14,300,000	0	0	10,920,300	10,374,285	0	8,736,240

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A				0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST	N/A				38,886,749	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					38,886,749	0	0	0	0	0	0	0	0	0	0	0

TOTAL					43,136,749	0	400,000	2,800,000	500,000	14,300,000	1,972,583	2,078,535	17,476,219	31,562,934	4,075,550	34,294,625

NOTES:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  Libor plus margin
  Libor plus margin
  Fixed Rate
  TIIE
  TIIE plus margin
  CETES plus margin
  Local rate plus margin

B.- The following rates were considered:

- Libor at 6 months in US dollars is equivalent to 5.1325 at September 28, 2007

- Libor at 3 months in US dollars is equivalent to 5.2288 at September 28, 2007

- TIIE at 28 days is equivalent to 7.6825 at September 28, 2007

- TIIE at 91 days is equivalent to 7.7750 at September 27, 2007

- CETES at 182 days is equivalent to 7.5900 at September 27, 2007

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at September 30, 2007 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	8,195,621	10.92
EURO (EUR)	22,199	15.54

E.- There are other liabilities in foreign currency for an equivalent amount of P. 1,616,841 thousand pesos.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	805,897	8,800,637	2,099,821	22,930,670	31,731,307

LIABILITIES	8,394,516	91,670,634	1,976,051	21,579,072	113,249,706
SHORT-TERM LIABILITIES	523,648	5,718,394	1,842,622	20,121,989	25,840,383
LONG-TERM LIABILITIES	7,870,868	85,952,240	133,429	1,457,083	87,409,323

NET BALANCE	(7,588,619)	(82,869,997)	123,770	1,351,598	(81,518,399)

NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (USD)	10.92
EURO	15.54
CHILEAN PESO	0.02
ARGENTINEAN PESO	3.47
BRAZILIAN REAL	5.94
PERUVIAN SOL	3.54
COLOMBIAN PESO	0.0049

--

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

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MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSETS) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT (ASSET) LIABILITIES

JANUARY	39,083,633	106,804,261	67,720,628	0.50	338,603
FEBRUARY	39,747,487	104,755,373	65,007,886	0.30	195,024
MARCH	41,376,801	104,362,500	62,985,699	0.20	125,971
APRIL	40,785,947	110,361,353	69,575,406	0.03	20,873
MAY	50,522,200	115,730,698	65,208,498	(0.48)	(313,001)
JUNE	51,041,297	114,237,901	63,196,604	0.08	50,557
JULY	50,847,131	114,384,995	63,537,864	0.31	196,967
AUGUST	54,115,735	115,646,937	61,531,202	0.47	289,197
SEPTEMBER	57,557,407	116,785,788	59,228,381	0.82	485,673
RESTATEMENT	0	0	0	0.00	10,945
CAPITALIZATION	0	0	0	0.00	0
FOREIGN CORP.	0	0	0	0.00	292,875
OTHER	0	0	0	0.00	(143,481)
TOTAL					1,550,203

FIGURES FOR INFORMATION PURPOSES:
CAPITALIZED MONETARY GAIN

NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

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FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have ocurred as long as Carso Global Telecom, S.A.B. de C.V. (TELMEX' controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At September 30, 2007, the Company has complied with such restrictive covenants.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

NOTES :

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

 Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	40,829,320	0.0
LONG DISTANCE SERVICE	0	17,239,870	0.0
INTERCONNECTION	0	16,969,825	0.0
CORPORATE NETWORKS	0	8,140,038	0.0
INTERNET	0	7,947,899	0.0
OTHERS	0	5,167,169	0.0
FOREIGN SALES
NET SETTLEMENT	0	2,659,747	0
LOCAL SERVICE	0	5,302,844	0
LONG DISTANCE SERVICE	0	22,187,396	0
INTERCONNECTION	0	548,754	0
CORPORATE NETWORKS	0	10,724,558	0
INTERNET	0	3,025,358	0
OTHERS	0	1,858,283	0
TOTAL		142,601,061

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	2,659,607
CORPORATE NETWORKS	0	0
FOREIGN SUBSIDIARIES
NET SETTLEMENT	0	140
LOCAL SERVICE	0	5,302,844
LONG DISTANCE SERVICE	0	22,187,396
INTERCONNECTION	0	548,754
CORPORATE NETWORKS	0	10,724,558
INTERNET	0	3,025,358
OTHERS	0	1,858,283
TOTAL		46,306,940
NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

---

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.01250	0	437,798,428	0	0	437,798,428	5,473	0
AA	0.01250	0	8,114,596,082	0	8,114,596,082	0	101,432	0
L	0.01250	0	11,068,983,160	0	0	11,068,983,160	138,362	0
TOTAL			19,621,377,670	0	8,114,596,082	11,506,781,588	245,267	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							19,621,377,670

NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

ITEM	Thousand of Mexican Pesos
	3th. Quarter 07 Jul-Sep	% of Advance	Amount used 2007	Budget 2007	% of Advance

DATA	1,267,982	30.1	3,087,288	4,214,516	73.3
INTERNAL PLANT	210,237	25.5	307,596	825,964	37.2
OUTSIDE PLANT	326,361	24.4	739,355	1,339,619	55.2
TRANSMISSION NETWORK	612,208	23.9	1,315,368	2,557,714	51.4
SYSTEMS	203,875	56.4	227,468	361,636	62.9
OTHERS	716,202	15.6	1,642,843	4,598,279	35.7

TOTAL INVESTMENT TELMEX MEXICO	3,336,865	24.0	7,319,918	13,897,728	52.7

LATINOAMERICA	641,647	22.1	1,470,122	2,896,968	50.7
EMBRATEL	2,228,830	28.2	4,593,435	7,901,454	58.1

TOTAL INVESTMENT	6,207,342	25.1	13,383,475	24,696,150	54.2

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

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Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates were translated into Mexican pesos, as follows:

The financial statements as reported by the foreign subsidiaries are adjusted to conform to Mexican Financial Reporting Standards, in their local currency, and are subsequently restated to local currency with purchasing power as of the balance sheet date, based on the inflation rate of the country in which the subsidiary operates.

All balance sheet amounts, except for stockholders' equity, are translated into Mexican pesos at the prevailing exchange rate at the end of the period; stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The restated amounts of the income statement are translated into Mexican pesos at the prevailing exchange rate at the end of the period being reported.

Exchange rate changes and the monetary position effect derived from intercompany monetary items are included in the consolidated income statements.

The difference resulting from the translation process is called "Effect of translation of foreign entities" and is included in stockholders' equity as part of the caption "Other comprehensive income items".

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

---

ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 51 52 55 45 55 50 jchico@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10TH. FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

INVESTORS RELATIONS MANAGER

ING. RUY ECHAVARRIA AYUSO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

rechavar@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	INVESTOR INFORMATION RESPONSIBLE INVESTORS RELATIONS MANAGER ING. RUY ECHAVARRIA AYUSO PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC 06599 MEXICO, D.F. 57 03 39 90 55 45 55 50 ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE COMPTROLLER LIC. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT CALVARIO NUM 100 COL. TLALPAN 14000 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 3 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	ING.	JAIME	CHICO	PARDO

VICEPRESIDENT	LIC.	CARLOS	SLIM	DOMIT
VICEPRESIDENT	C.P.	JUAN ANTONIO	PEREZ	SIMON

BOARD PROPIETORS (INDEPENDENT)	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD PROPIETORS (INDEPENDENT)	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS (INDEPENDENT)	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS (INDEPENDENT)	DRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS (INDEPENDENT)	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS (INDEPENDENT)	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS	C.P.	OSCAR	VON HAUSKE	SOLIS
BOARD PROPIETORS (INDEPENDENT)	LIC.	FERNANDO	SOLANA	MORALES
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS (INDEPENDENT)	SR.	RAYFORD	WILKINS JR.
BOARD PROPIETORS	LIC.	HECTOR	SLIM	SEADE
BOARD PROPIETORS (INDEPENDENT)	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS (INDEPENDENT)	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS (INDEPENDENT)	LIC	RICARDO	MARTIN	BRINGAS
BOARD PROPIETORS (INDEPENDENT)	SR.	ERIC	BOYER

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	LIC.	ARTURO	ELIAS	AYUB
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES (INDEPENDENT)	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES (INDEPENDENT)	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES (INDEPENDENT)	SRA.	ANGELES	ESPINOSA	YGLESIAS (deceased in Oct 2007)
BOARD ALTERNATES (INDEPENDENT)	ING.	AGUSTIN	FRANCO	MACIAS
BOARD ALTERNATES (INDEPENDENT)	LIC.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JOSE	KURI	HARFUSH
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES (INDEPENDENT)	LIC.	CARLOS	BERNAL	VEREA
BOARD ALTERNATES (INDEPENDENT)	LIC.	FEDERICO	LAFFAN	FANO
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES (INDEPENDENT)	C.P.	FRANCISCO	MEDINA	CHAVEZ

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2007.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - Third Quarter 2007.